                 Filed by the Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company - Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                 File No. 132-01854

                                    * * * *

The following memorandum was distributed to certain CBOT members on September 12,2000.

                                 MEMORANDUM

TO: All CBOT Lessors and Clearing Firm Representatives

FROM: Veda Kaufman Levin, Chairman, Lessors Committee
      Mark E. Cermak, Chairman, Membership Committee

DATE: September 8, 2000

RE: REVISED LEASE AND INDEMNIFICATION AGREEMENTS

Attached are revised copies of the lease and indemnification agreements that will be made available in the Member Services Department of the Chicago Board of Trade. These agreements are disseminated for informational purposes only; existing leases do not need to be replaced with a version of these agreements. In fact, the top paragraph of each agreement emphasizes that these forms are to be used as examples, rather than being compulsory.

We thought it might benefit all lessors and those representatives at clearing firms who assist members and delegates with their lease agreements to highlight the differences between the current and new sample forms:

LEASE AGREEMENT

- The top paragraph on the first page has been added to also emphasize more negotiability between the lessor and lessee.

- The lease specifically states that if the lessee changes clearing firms during the term of this lease, the lessee will be liable for costs to the lessor for the preparation of new lease, indemnification agreements or other Exchange documents.

- The lease allows the parties to utilize it at more than one Exchange, should another Exchange accept it.

- The lessor is empowered to terminate the lease without advance notice if the rental payment is delinquent for more than 10 days.

- If a lease payment is late, the lessor can charge the lessee a late payment fee for each day that the lease payment is late after the first business day of the month. The lessor can alternatively charge interest for "unpaid consideration."

- An acknowledgement is included which states that the lessor is aware that the lessee may or may not register this leased membership for a non-clearing member firm of Eurex. Therefore, the seat may be at risk for the debts of the lessee as well as the debts of the Eurex non-clearing member firm. However, the revised indemnification agreement addresses this issue and shields the lessor from the acts of the delegate and the non-clearing Eurex member firm.

- In the case of voting rights for CBOE Exerciser Lessees, the lease now states that the lessee shall/may deliver to the lessor a signed proxy statement to allow the lessor to make the ballot selection.

- The word "Charter" has been replaced by "Bylaws, Certification of Incorporation" as a result of restructuring.

INDEMNIFICATION AGREEMENT

- The top paragraph is also added to this agreement to emphasize negotiability of the agreement between the lessor and clearing firm.

- Of the three choices providing for the terms of the indemnification, Item #2 is reworded. It now states that the primary clearing firm indemnifies the lessor for "all debts, acts and delinquencies of the Delegate." The previous agreement stated that the acts, debts, etc. were limited to Rule 221.00. This restriction has been lifted. For Eurex non-clearing firms applying for CBOT membership, wording is added that the clearing firm's liability is extended to a firm on whose behalf the lessee has been registered under Regulation 9B.04.

- The acknowledgement is eliminated which states that the "agreement is null and void should the clearing member go out of business . . . in which event the lessor will remain liable for all of the debts, acts and delinquencies of the Delegate." This is eliminated because it should not be presumed that a firm going out of business does not have funds to indemnify the lessor.

A Subcommittee of the Lessors Committee comprised of Louis Skydell as Chairman and members William R. Power and Norman Friedman designed these revised agreements, which was approved by all members of the Lessors Committee. The Membership Committee has been apprised of such. The Executive Committee has approved both agreements. If you have any questions, please contact Nancy Binion (312-435-3484), Joyce Blau (312-435-3460) or Kathy Holloway (312-435-3516) in
the Member Services Department.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                               LEASE AGREEMENT

THE LEASE FORM PRESENTED BELOW REPRESENTS ONE EXAMPLE OF HOW A MEMBERSHIP LEASE AGREEMENT MAY BE DRAFTED. PLEASE FEEL FREE TO ALTER IT IN ANYWAY THAT IS AGREEABLE TO THE LESSEE AND LESSOR. OTHER FORMS OR AGREEMENTS MAY ALSO PROVIDE A VALID BASIS FOR A MEMBERSHIP LEASE. THE EXCHANGE MAKES NO RECOMMENDATION REGARDING THE APPROPRIATE FORM FOR A MEMBERSHIP LEASE AGREEMENT. SUCH AGREEMENT SHOULD BE AGREED TO THROUGH NEGOTIATION AND MUTUAL AGREEMENT BETWEEN THE LESSOR, THE LESSEE AND THE GUARANTOR WHERE APPROPRIATE. PLEASE NOTE THAT UNLESS OTHERWISE STATED, THE DAYS ARE BASED ON CALENDAR DAYS RATHER THAN BUSINESS DAYS.

                         MEMBERSHIP LEASE AGREEMENT

        THIS AGREEMENT is made this _______________day of ___________, 20___, by and between_________________________________, (hereinafter referred to as
        (First and last name of member/lessor)
"Member") and
 _________________________________, (hereinafter referred to as "Lessee").
  (First and last name of lessee)

        WHEREAS, Member is the owner of a(n)__________________membership and
                                           (Type of membership)
desires to lease such membership to Lessee in accordance with the terms specified below: and

        WHEREAS, ___________________is a clearing member of the _____________and
                   (Clearing firm)                            (Name of Exchange)
 ____________________________and will qualify and clear Lessee's trades. In the (Name of 2nd Exchange, if applicable)

event Lessee desires to change clearing firms during the term of this lease, Lessee will be liable for any costs to the Lessor for the preparation of a new lease agreement, idemnity agreement and or Exchange documents. Lessee agrees not to change clearing firms without the consent and written authorization of the Member.

        NOW AND THEREFORE, in consideration of the mutual covenants hereinafter set forth, Member and Lessee hereby agree as follows:

     1. Lease of membership. (a) Subject to the terms and conditions set forth below, the Member leases to the Lessee some rights and privileges of the Member's ___________________,
                (Type of membership)

        membership subject to the Rules and Regulations of the ____________________and/or
        (Name of Exchange)

        ____________________________and Lessee accepts from the Member those (Name of other Exchange, if applicable) rights and privileges of the ____________________________ membership, subject to the Rules and
                 (Type of membership)
        Regulations


     of the ________________________________ and ________________________for a
                (Name of Exchange)         (Name of 2nd Exchange, if applicable)
     term of _______________________(months(s), (year(s), commencing on

     _______________________, and ending at _______________on ________________.
             (Date)                             (Time)             (Date)

This agreement shall be for the _____________________session(s) only. By mutual
                                   (Both/Day/Night)
written agreement of the Lessee and Member, this Agreement may be continually renewed at the end of the term specified therein.

a. Notwithstanding the foregoing, the Agreement may be terminated unilaterally by either party hereto at any time, with or without cause, only after this agreement has been in effect for at least_________days, upon the giving of
                                           (number of)
   written notice by one party to the other party at least_________days, prior
                                                         (number of)
   to the effective date of termination. (Please be reminded that Regulation
   221.03 states that leases cannot have a term of less than 30 days unless the lease is being used by a Full Member Delegate who is exercising at the CBOE.)

b. This agreement will terminate automatically without notice:

   (1) Upon the effective date of any Exchange action which expels the Delegate from Exchange membership or suspends the Delegate's trading privileges;
   (2) Upon the effective date of any Exchange action that expels the Member from Exchange membership or suspends the Member's trading privileges, only if such suspension of the Member occurs within three (3) months of the date of the filing of this delegation agreement by the Member with the Exchange;
   (3) Upon the sale by the Member of the membership so delegated;
   (4) Upon any violation of this Agreement by the delegate, at the Member's discretion.

c. The Lessor may without advance notice cancel this lease if rental payment is delinquent for more than ten (10) days.

d. A copy of the notice of termination must be filed with the Member Services Department of the Exchange and with the opposite party by the party giving notice of termination.

e. If the leased membership is offered for sale, the Member shall notify the Lessee of such offer. When the leased membership is sold, which will automatically terminate this agreement, the Member shall notify the Lessee within 24 hours that the membership was sold and the lease agreement is terminated.

2. Rental The Lessee shall pay to the Member as consideration for the use of the ____________________membership during the term hereof the following amounts (Type of membership)
   (fill in applicable section and strike out inapplicable section):

   a. A fixed rate of $_________dollars per (month, year) payable in equal monthly installments of $____________dollars on the 1st day of each month.

   b. A variable monthly rate equal to ________% of the last __________reported
                                                            (Number of)
      membership sale(s) as of the 25th day of the previous month and payable on the 1st day of each month.

   c. A variable rate based on an average of the lease prices received in the previous month by the Member Services Department as of the last Friday of the month at 3:00 p.m. In addition,

      each one of the highest and lowest prices from the average prices posted will be eliminated.

   d. (Any other terms agreed upon by the lessor and lessee):
      _________________________________________________________________________

      _________________________________________________________________________

      _________________________________________________________________________

At the discretion of the owner and without any further notice, late payments shall be charged a late payment fee of $____________per day for each day after the 1st business day of the month that the lease payment is received. The late payment fee shall not be charged for those payments which are received before the 10th day of the month, but shall be retroactive to the 1st day of the month for those payments received after the 10th day of the month. Alternatively, and at the discretion of the lessor, the unpaid consideration shall bear interest at the rate of _____%, not to exceed the highest rate permitted under Illinois law.

The lease rate for this lease shall be renegotiated every__________month(s) that
                                                        (Number of)
the lease is in effect. If the Lessee and Lessor cannot agree on a new lease rate and notwithstanding any other sections of the lease agreement, the agreement will automatically cancel, without penalty to either Lessee or Lessor at the end of that________month period.
                 (Number of)

Upon any extension or renewal of this Agreement the parties hereto may provide for an increase or decrease in any rental to be paid to the Member. The obligation to pay any rental shall continue until the expiration or termination of this Agreement.

3. Ownership and Use. The ______________________membership shall at all times
                           (Type of membership)
remain the sole and exclusive property of the Member, and the Lessee shall have no right or property interest therein except the right to use said membership pursuant to this Agreement.

4. Assignment by Lessee. The lessee may not assign, transfer or sublease his or her rights, privileges or obligation under this Agreement. Any attempted assignment, transfer or sublease will be deemed null and void.

5. Obligations for Dues, Fees, Taxes, and Other Charges.  The (Member, Lessee)
                                                                (Circle One)
   shall be responsible to the (Lessee, Member) for satisfying all obligations
                              (Circle One)
   including but not limited to dues, fees, taxes or assessments of any kind or other charges imposed with respect to the use or lease of the __________________membership.
   (Type of membership)

6. The lessor agrees that the lessee may/may not (circle one) register this membership for a non-clearing member firm of Eurex.

7. Exercise of Voting Rights of Membership. The Lessor, acting on his or her own behalf, shall/may during the term of this Agreement exercise all of the voting rights with respect to the CBOT membership. In the event that the lessee exercises his rights to CBOE membership, the lessee will deliver to the lessor in a timely manner, a signed proxy statement so as to allow the lessor to make the ballot selection.

8. Member's Indemnities

(a) The Lessee and his/her clearing firm_______________________shall jointly and
                                        (Name of clearing firm)
    severally indemnify, protect, and hold harmless the Member, its agents, servants, employees, officers, directors, successors, and assigns from and against all losses, damages, injuries, claims, demands and expenses, including legal expenses, of whatsoever nature, arising out of the use by the lessee of the_________________________membership (attached
                        (Type of Membership)

    Indemnification Agreement shall be a part of this agreement).

(b) The lessee and his/her clearing firm_____________________jointly and
                                       (Name of clearing firm)
    severally and at the discretion of the member shall assume the settlement of, and the defense of any suit or suits or other legal proceedings brought to enforce, all such losses, damages, injuries, claims, demands, and expenses, and shall pay all judgments entered in any such suit or other legal proceeding. (See attached Indemnification Agreement)

(c) The indemnities and assumptions of liabilities and obligations herein provided for shall continue in full force and effect notwithstanding the termination or expiration of this Agreement, whether by expiration of time, by operation of law, or otherwise. (See attached Indemnification Agreement)

9. Arbitration. Any dispute or difference of interpretation respecting this Agreement or matters relating to members or other Lessees of the _____________________or_______________________ or trades with members of the
   (Name of Exchange)      (Name of 2nd Exchange)
   _____________________or_______________________ shall be submitted to
   (Name of Exchange)      (Name of 2nd Exchange)
   arbitration pursuant to the Rules of the________________________or
                                             (Name of Exchange)
   ______________________________(whichever Exchange the Lessor deems
       (Name of 2nd Exchange)
   appropriate), and Lessor and Lessee agree to arbitrate such matters under the Rules of that Exchange.

10. Bylaws, Certificate of Incorporation, Rules and Regulations of the______________________________and__________________________
           (Name of Exchange)             (Name of 2nd Exchange)
The parties hereto hereby agree to be bound by the provisions of the Bylaws, Certificate of Incorporation, Rules and Regulations of the ______________________________and_______________________and all applicable interpretations thereof. Whenever any provision of this Agreement is inconsistent with the foregoing, such provisions of the Bylaws, Certificate of Incorporation, Rules, and Regulations and interpretations thereof shall be controlling.

11. Notices. All notice required to be given pursuant to this Agreement shall be given by personal delivery to the party entitled thereto or by registered or certified mail addressed to the parties as set forth below:

If to Lessor    _____________________________________
                _____________________________________

If to Lessee    _____________________________________
                _____________________________________

If to Clearing Firm ________________________________
             _____________________________________

12. Lessor's failure to enforce any provision of this or any future contract or agreement, shall have no effect on any other provision of this or any other related or subsequent contract, document or agreement.


13. Entire Agreement. This Agreement constitutes the entire Agreement between the parties hereto and may not be modified except by a written instrument signed by the parties hereto.

14. Governing Law. This Agreement is deemed to be entered into and shall be construed in accordance with the laws of the State of Illinois.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.


Dated:________________________                  ________________________________
                                                Signature-Printed Name
                                                Member


                                                ________________________________
                                                Signature-Printed Name
                                                Lessee


Document Approval Date:  9/5/00

                         INDEMNIFICATION AGREEMENT


THE INDEMNIFICATION AGREEMENT PRESENTED BELOW REPRESENTS ONE EXAMPLE OF HOW A MEMBERSHIP INDEMNIFICATION AGREEMENT MAY BE DRAFTED. PLEASE NOTE THE FORM OF THIS AGREEMENT IS NOT COMPULSORY AND THE PARTIES MAY ALTER THE TERMS IN SUCH A MANNER THAT IS ACCEPTABLE TO THE PCM AND LESSOR, PROVIDED HOWEVER, SHOULD ANY PROVISION OF THIS AGREEMENT BE INCONSISTENT WITH THE PROVISIONS OF THE CBOT BYLAWS, CERTIFICATE OF INCORPORATION, RULES OR REGULATIONS, THE LATTER SHALL BE
CONTROLLING.   SUCH AGREEMENT SHOULD BE AGREED TO THROUGH NEGOTIATION AND MUTUAL
AGREEMENT BETWEEN THE LESSOR, THE LESSEE AND THE GUARANTOR WHERE APPROPRIATE.


WHEREAS _______________ (the "Member") has agreed to enter into or has entered
        (Lessor's Name)
into a Membership Delegation Agreement with ______________ (the "Delegate"),
                                           (Lessee's Name)
pursuant to and in accordance with Chicago Board of Trade ("CBOT") Rules and Regulations, for the delegation of the rights and privileges of Member's ______ (Type of Membership/Membership Interest) to Delegate.

        WHEREAS, ___________________ (the "Primary Clearing Member") wishes to serve as the Delegate's Primary Clearing Member as defined in CBOT Rule 333.00 and has filed or plans to file a Primary Clearing Authorization with the CBOT's Member Services Department.

        NOW THEREFORE, by virtue of this Agreement and in consideration of the Member's delegating the rights and privileges of his/her CBOT Membership/Membership Interest to the Delegate and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Primary Clearing Member hereby agrees to indemnify, defend and hold harmless the Member with respect to the liabilities indicated below (please circle the applicable numbered choice. The registered member of the Primary Clearing Firm and the indemnified member/lessor are to initial the appropriate blank.)

        1. _____ *Only for all trading losses of the Delegate arising out of transactions on the Exchange (transactions on change).

        2. _____ For ALL debts, acts and delinquencies of the Delegate and, as applicable, a firm on whose behalf the delegated membership has been registered under Regulation 9B.04.;

        3. _____ Only for liabilities of the Delegate as expressly specified hereinafter:
                 _______________________________________________________

*This means the Member remains liable for all other debts, acts and delinquencies of the Delegate pursuant to Rule 221.00. Such liabilities may include CBOT fines, CBOT dues, claims by other members otherwise arising from Member's contracts (such as Exchange business loans), etc.



This indemnification is expressly limited to claims based upon the debts, acts or delinquencies of the Delegate that arise while the Primary Clearing Member serves as the Delegate's Primary Clearing Member and until such time as the Primary Clearing Member files a release of primary clearing authorization in accordance with Rule 333.00(d).

The Primary Clearing Member acknowledges that the Board of Directors of the CBOT may honor and enforce this indemnification to the extent consistent with the CBOT's claims-related Rules and Regulations.

[IMPORTANT NOTICE - The Member and Primary Clearing Member acknowledge and understand that this agreement is null and void should the Primary Clearing Member go out of business, either voluntarily or involuntarily, in which event the Member will remain liable for all of the debts, acts and delinquencies of the Delegate during his/her term or terms as a delegate pursuant to Rule 221.00]

The parties understand that they may add additional terms to this Agreement provided that the additional terms do not conflict with any other provisions contained in this Agreement.

This indemnification is executed this ______ day of _______, 20__.



                                        _______________________________________
                                        Name of Primary Clearing Firm



                                        By:____________________________________
                                        Signature of Registered Member of
                                        Primary Clearing Member Firm



                                        _______________________________________
                                        Type or Print Name of Registered Member


                                        _______________________________________
                                        Title of Registered Member

SUBSCRIBED AND SWORN TO
BEFORE ME THIS ____ DAY OF

_______________________, 2000

The member hereby acknowledges receipt of a copy of this document.



                                             __________________________________
                                             Member

Document Approval Date:  9/5/00

The notice and attached agreements have been sent to the following representatives at CBOT member firms:


Firm                                             Firm Representative

ABN AMRO, Inc.                                   James Gary
ADM Investor Services                            Sheila Williams
AGE Commodity Corp.                              Judy Bor
AG Edwards & Sons                                Michael Rogers
Alaska Commodities                               Jerry Manne
Aubrey Langston & Co.                            Mark Wentlass
Barclay's Capital, Inc.                          William Weldon
Bear Stearns Co.                                 Maria Ranola
BNP Securities (USA) Inc.                        Lori Astor
Carr Futures                                     Maureen Gaffney
Carr Futures                                     Judy Mahady
Central Soya, Co., Inc.                          T. Edward Trogdon
Century Group                                    John M. Ruth
Chase Futures & Options                          Margie Crane
Chase Futures & Options                          Patricia McEnroe Bennett
Commerz Futures                                  Sandra Lee
Crossland Corporation                            Kim Swahlstedt
Dean Witter Reynolds                             Larry Schneider
Dorman Trading                                   Robert Sheenen
DT Trading                                       Pat Fitzgerald
E D & F Man Intl., Inc.                          Joan Ackerman
E.M. Combs & Sons                                Don Miller, Jr.
Eagle Market Markers, Inc.                       Michael Kostrewa
First Options                                    Dawn Krause
First Options                                    Kathy Smith
First Options                                    Mary Rita Ryder
Fuji Securities, Inc.                            Sandra Luzzi
Garnac Grain Co., Inc.                           Steve Strong
Gelber Group, Inc.                               Brian Pagano
GNI, Inc.                                        William Angelos
Goldenberg, Hehmeyer                             Jackie Lamkin
Goldman Sachs                                    Lori Walsh
Greenwich Capital Markets                        John Carrigan
Hagerty Grain Co., Inc.                          Ann Hagerty
Helios Group Chicago                             Nick O'Keefe
Helios Group                                     Susan Boonstra
HSBC Securities                                  Ellen Fluder
ING                                              Tanya McKenna
Iowa Grain Co.                                   Anne Farris
Kottke Associates/Wells Futures                  Mary Pelicane

Kottke Associates/Wells Futures                  Clyde Zalizniak
Lawrence Bonfitto                                Diane Ferraresi
Lehman Brothers                                  Tom Braun
Lehman Brothers                                  Denise Winston
Marquette Partners, L.P.                         Christopher McNulty
Merrill Lynch                                    Peggy Murphy
Normura Securities Int'l                         Barbara Nelson
Normura Securities Int'l                         Carol Nishiura
Normura Securities Int'l                         Mary Takaki
O'Connor & Co.                                   Pamela Martin
Paine Webber                                     Joyce Bell
Produce Grain, Inc.                              Nancy Johnson
Rand Financial Services                          Mike Manning
Refco                                            Gregg Williams
Rosenthal Collins Group                          George Recchia
S & G Associates                                 Jeffrey Ganis
Sakura Dellsher, Inc.                            Jenine Williams
Shatkin, Arbor, Karlov                           Jeanne Aleksiewicz
SMW Trading Co., Inc.                            Darice Eastman
SMW Trading Co., Inc.                            Sid Kaz
Timber Hill, L.L.C.                              Catherine McKenna
Tokyo-Mitsubishi Futures                         Rita Tandaric
TransMarket Group                                Celia Davis
UBS Warburg LLC                                  John Rosas, Jr.
USA Trading                                      Bill LeVinske
Westlind Partners                                Tina Gregus
Wolverine Trading                                Kelli Ryder

                                                                               2

                              *  *  *  *